Exhibit 99.1

AGRIUM INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company: Agrium Inc. (“Agrium”) 13131 Lake Fraser Drive S.E. Calgary, Alberta T2J 7E8

2.	Date of Material Change: January 1, 2018

3.

News Release:

A joint news release disclosing the information contained in this material change report was issued by Agrium and Potash Corporation of Saskatchewan Inc. (“PotashCorp”) on December 27, 2017 and disseminated through the facilities of a recognized news service and, in the normal course of such dissemination, would have been received by the securities commissions or similar authorities in each of the jurisdictions in which Agrium is a reporting issuer and by each of the stock exchanges on which Agrium’s securities are listed and posted for trading.

4.

Summary of Material Change:

Effective January 1, 2018, Agrium and PotashCorp completed a court-approved plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act involving, among others, Nutrien Ltd. (“Nutrien”), Agrium and PotashCorp, pursuant to an Arrangement Agreement dated September 11, 2016 (the “Arrangement Agreement”) and the Plan of Arrangement (as defined in the Arrangement Agreement).

Pursuant to the Arrangement, the holders of common shares of Agrium (“Agrium Shares”) received common shares (“Nutrien Shares”) of Nutrien, the new parent company of Agrium and Potash, at a ratio of 2.23 Nutrien Shares for each Agrium Share (the “Agrium Exchange Ratio”) and the holders of common shares of PotashCorp (“PotashCorp Shares”) received Nutrien Shares at a ratio of 0.40 of a Nutrien Share for each PotashCorp Share (the “PotashCorp Exchange Ratio”).

As a result of completing the Arrangement, Agrium and PotashCorp are indirect, wholly-owned subsidiaries of Nutrien.

5.	Full Description of Material Change:

5.1

Full Description of Material Change

Effective January 1, 2018, Agrium and Potash completed the Arrangement involving, among others, Nutrien, Agrium and PotashCorp all in accordance with the Arrangement Agreement and the Plan of Arrangement. As a result of completing the Arrangement, Agrium and PotashCorp are indirect, wholly-owned subsidiaries of Nutrien.

Under the Arrangement, the holders of Agrium Shares received Nutrien Shares based on the Agrium Exchange Ratio and the holders of PotashCorp Shares received Nutrien Shares based on the PotashCorp Exchange Ratio. Pursuant to the Arrangement, Nutrien issued an aggregate of 308,108,692 Nutrien Shares to the former holders of Agrium Shares.

The Arrangement was previously approved by the holders of Agrium Shares and the holders of Agrium Voting Options (as defined in the Arrangement Agreement), voting as a single class, at a special meeting held on November 3, 2016 and by the Ontario Superior Court of Justice (Commercial List) on November 7, 2016.

In addition, upon completion of the Arrangement, each equity-based incentive award of Agrium was assumed or replaced by Nutrien based on the Agrium Exchange Ratio and all other material terms and conditions of each such equity-based incentive award remained substantially similar with their pre-Arrangement terms and conditions.

Effective on closing of the Arrangement, the board of directors of Agrium (the “Board of Directors”) was reconstituted to mirror the board of directors of Nutrien, and the Board of Directors is now comprised of the following directors: Jochen E. Tilk, Charles (Chuck) V. Magro, Christopher M. Burley, Maura J. Clark, John W. Estey, David C. Everitt, Russell K. Girling, Gerald W. Grandey, Miranda C. Hubbs, Alice D. Laberge, Consuelo E. Madere, Keith G. Martell, A. Anne McLellan, Derek G. Pannell, Aaron W. Regent and Mayo M. Schmidt.

In connection with completion of the Arrangement, Agrium has committed to complete the sale of its Conda, Idaho, phosphate production facility and related assets to Itafos Conda LLC no later than ten business days from the effective date of the Arrangement. Agrium has also committed to complete the sale of its North Bend, Ohio Nitric Acid facility and related assets to Trammo Nitrogen Products, Inc., a wholly-owned subsidiary of Trammo Inc. no later than ten business days from the effective date of the Arrangement.

5.2	Disclosure for Restructuring Transactions Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102: Not applicable.

7.	Omitted Information: Not applicable.

8.

Executive Officer:

The name and business telephone number of an executive officer of Agrium who is knowledgeable about the material change and this material change report is:

Richard Downey

Vice President, Investor & Corporate Relations

Phone: (403) 225-7357

9.	Date of Report: January 2, 2018